Exhibit 99.11

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario Canada M5H 2Y4	Shares outstanding: 111,749,158 TSX: TCM, TCM.WT Frankfurt: A6R
July 10, 2007
THOMPSON CREEK ANNOUNCES REVISED MINE LIFE OF 27 YEARS
AT ENDAKO MOLYBDENUM MINE
Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced an updated estimate of ore reserves and mine life for its producing open-pit Endako Mine near Fraser Lake, British Columbia. The updated reserves and mine life were calculated by the Vancouver office of Wardrop Engineering Inc. to the specifications of National Instrument 43-101 and in accordance with the CIM Standards.
Wardrop estimates that Endako’s reserves are 276 million tonnes of ore with an average grade of 0.085% MoS2 (equivalent to 0.051% Mo) containing 310 million pounds of Mo (75% of which are to Thompson Creek’s account). These reserves consist of proven reserves of 112,000,000 tonnes at an average grade of 0.088% MoS2 (equivalent to 0.053% Mo) and probable reserves of 164,000,000 tonnes at an average grade of 0.082%MoS2 (equivalent to 0.049%Mo). The estimates are based on a pit design as of April 30, 2007 using an assumed molybdenum price of US$10 per pound and updated costs.
At the current milling rate of 10.22 million tonnes of ore per year, Wardrop estimates Endako’s mine life is 27 years, not including stockpile material.
The previous reserve estimates and mine plan extending to 2013 for Endako assumed a long-term molybdenum price of US$3.50 per pound and included 2.5 years of milling low-grade stockpile material.
The Wardrop estimates are based on an optimized model for the Endako deposit combining the existing Endako, East Denak and West Denak pits into one “super pit”.

The Endako Mine, which includes a mill and roasting facility and which has produced molybdenum for more than 40 years, is operated as a joint venture with Thompson Creek having a 75% interest and Japan-based Sojitz Corporation having a 25% interest.
“The Wardrop estimates are part of our ongoing reevaluation of resources, reserves and mine life at our mines based on a higher assumed price for molybdenum and incorporating updated costs,” said Kevin Loughrey, President and Chief Executive Officer.
“New estimates for reserves and mine life for the Thompson Creek Mine in Idaho using the same price assumption of US$10 per pound will likely be published later this year. Previous reserves estimates at that mine had assumed a molybdenum price of US$5 per pound.
“The assumed price of US$10 per pound for these studies is an estimate of the molybdenum price that would be needed to economically justify the financing and building today of a new, large open-pit mine and mill the approximate size of Endako or Thompson Creek.
“We believe US$10 per pound is a conservative assumption and it certainly is not a long-term price forecast on our part. The price of molybdenum is currently well above US$10 per pound and our current reading of supply and demand fundamentals points to a relatively strong molybdenum price for the foreseeable future,” Mr. Loughrey stated.
Wardrop also estimates reserves and mine life at a higher assumed molybdenum price. At US$12.50 per pound, Endako’s reserves increase to 402 million tonnes of ore with an average grade of 0.076% MoS2 (equivalent to 0.046% Mo) and contained Mo of 404 million pounds (75% of which are to Thompson Creek’s account). At the current milling rate of 10.22 million tonnes of ore per year, Wardrop estimates Endako’s mine life, at the higher assumed price of US$12.50 per pound, is 39 years.
“These reserves estimates confirm our confidence in the potential for continued successful mining of molybdenum at Endako for decades to come,” Mr. Loughrey said. “This is why we commissioned a separate study to examine the feasibility of increasing production at Endako by increasing the mill processing capacity to 50,000 tonnes per day from the current average 28,000 tonnes per day. This feasibility study will be published later this year once it is completed by consultants.
“We are also currently conducting additional exploration activity on the Endako property outside the current pits, involving both aerial geophysical and soil-sampling geochemical exploration work that may be followed up with diamond drilling,” Mr. Loughrey added.
The new reserves and mine life estimates at the Endako Mine were estimated by Anoush Ebrahimi, P.Eng., of Wardrop Engineering Inc., a qualified person as defined in National Instrument 43-101.
Wardrop previously estimated, at a cut-off grade of 0.02% Mo, measured and indicated resources at the Endako Mine of 492 million tonnes with an average grade of 0.043% Mo and contained Mo of 464 million pounds (75% of which are to Thompson Creek’s account). Details are published in a news release dated April 16, 2007 and in a technical report available on SEDAR

(www.sedar.com). The mineral resource estimates were estimated by Greg Mosher, P.Geo, of Wardrop Engineering Inc., a qualified person as defined in National Instrument 43-101.
In addition to Thompson Creek’s focus on reevaluating reserves and mine life and maximizing production at its existing open-pit mines, the Company is developing the Davidson Project, a high-grade underground molybdenum deposit near Smithers, British Columbia. A feasibility study on bringing the deposit into production is currently underway and will be published when a final report is received from consultants.
About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

For more information, please contact:

Ian McDonald, Executive Chairman Thompson Creek Metals Company Inc. Tel: 416-860-1438 info@tcrk.com	Tina Cameron Renmark Financial Communications Inc. Tel.: 514-939-3989 tcameron@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com